                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             KINETIC CONCEPTS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   49460W-01-0
                                 (CUSIP Number)

                                Murray A. Indick
                       Richard C. Blum & Associates, L.P.
                        909 Montgomery Street, Suite 400
                             San Francisco, CA 94133
                                 (415) 434-1111
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                     STINSON CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                94-3432358

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.  SEC USE ONLY


--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*                                                          WC


--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]


--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              California

--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

   NUMBER OF          ----------------------------------------------------------
   SHARES             8.   SHARED VOTING POWER                      25,453,646**
   BENEFICIALLY
   OWNED BY EACH      ----------------------------------------------------------
   PERSON WITH        9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 PN


--------------------------------------------------------------------------------
** See Item 5 below


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                       BK CAPITAL PARTNERS IV, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                94-3139027

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                         WC


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California


--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER                            -0-

   NUMBER OF               -----------------------------------------------------
   SHARES                  8.  SHARED VOTING POWER                  25,453,646**
   BENEFICIALLY
   OWNED BY EACH           -----------------------------------------------------
   PERSON WITH             9.  SOLE DISPOSITIVE POWER                        -0-

                           -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER            25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 PN


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                       THE CARPENTERS PENSION TRUST
                                                         FOR SOUTHERN CALIFORNIA

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                94-6042875

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                         WC


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California


                           -----------------------------------------------------
                           7.   SOLE VOTING POWER                            -0-

   NUMBER OF               -----------------------------------------------------
   SHARES                  8.  SHARED VOTING POWER                  25,453,646**
   BENEFICIALLY
   OWNED BY EACH           -----------------------------------------------------
   PERSON WITH             9.  SOLE DISPOSITIVE POWER                        -0-

                           -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER            25,453,646**


--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  25,453,646**


--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                59.70%**


--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                                EP


--------------------------------------------------------------------------------
 ** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                   UNITED BROTHERHOOD OF CARPENTERS
                                             AND JOINERS OF AMERICA LOCAL UNIONS
                                                       AND COUNCILS PENSION FUND

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               35-6075035

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                         WC


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                         Washington, DC


                      ----------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 EP


--------------------------------------------------------------------------------
 ** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                        INSURANCE COMPANY SUPPORTED
                                                      ORGANIZATIONS PENSION PLAN

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                13-6284703

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                         WC


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                         Washington, DC


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.  SHARED VOTING POWER                       25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.  SOLE DISPOSITIVE POWER                             -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 EP


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                 RICHARD C. BLUM & ASSOCIATES, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                94-3205364

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                             Not Applicable


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN, IA


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                 RICHARD C. BLUM & ASSOCIATES, INC.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                             Not Applicable


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                CO


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                                    RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               ###-##-####

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                             Not Applicable


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                   USA


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                IN


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                             RCBA PURCHASER I, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                             Not Applicable


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN, IA


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                             PRISM PARTNERS I, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                94-3172939

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                         WC


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California


--------------------------------------------------------------------------------
                           7.   SOLE VOTING POWER                            -0-

    NUMBER OF              -----------------------------------------------------
    SHARES                 8.  SHARED VOTING POWER                  25,453,646**
    BENEFICIALLY
    OWNED BY EACH          -----------------------------------------------------
    PERSON WITH            9.  SOLE DISPOSITIVE POWER                        -0-

                           -----------------------------------------------------
                           10.  SHARED DISPOSITIVE POWER            25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 PN


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                       WEINTRAUB CAPITAL MANAGEMENT

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                94-3151493

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                             Not Applicable


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                             PN, IA


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                                JERALD M. WEINTRAUB

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               ###-##-####

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                             Not Applicable


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                    USA


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 IN


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                             FREMONT PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]**
                                                                       (b) [ ]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                     BK, OO


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 PN


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                                FP ADVISORS, L.L.C.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]**
                                                                       (b) [ ]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                     BK, OO


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                     OO (limited liability company)


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                              FREMONT GROUP, L.L.C.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]**
                                                                       (b) [ ]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                     BK, OO


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(c)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                     OO (limited liability company)


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                         FREMONT PURCHASER II, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]**
                                                                       (b) [ ]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                     BK, OO


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER                            -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                CO


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                            FREMONT INVESTORS, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]**
                                                                       (b) [ ]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                                     BK, OO


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                 Nevada


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER                                 -0-

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.  SHARED VOTING POWER                       25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.  SOLE DISPOSITIVE POWER                             -0-

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 CO


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D



--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON                           JAMES R. LEININGER, M.D.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]**
                                                                       (b) [x]**

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*                                             Not Applicable


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(c)                                          [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                                    USA


--------------------------------------------------------------------------------
                      7.   SOLE VOTING POWER

    NUMBER OF         ----------------------------------------------------------
    SHARES            8.   SHARED VOTING POWER                      25,453,646**
    BENEFICIALLY
    OWNED BY EACH     ----------------------------------------------------------
    PERSON WITH       9.   SOLE DISPOSITIVE POWER

                      ----------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER                 25,453,646**


--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   25,453,646**


--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 59.70%**


--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 IN


--------------------------------------------------------------------------------
** See Item 5 below

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D

Item 1.  Security and Issuer

                   This Amendment No. 7 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on September 10, 1997 by Stinson Capital Partners, L.P, BK Capital Partners IV, L.P the Carpenters Pension Trust for Southern California, United Brotherhood of Carpenters and Joiners of America Local Unions and Councils Pension Fund, Insurance Company Supported Organizations Pension Plan, Richard C. Blum & Associates, L.P. ("RCBA"), Richard C. Blum & Associates, Inc., RCBA Purchaser I, L.P. ("B Purchaser") and Richard C. Blum (referred to herein as the "Blum Reporting Persons."); Prism Partners I, L.P. ("Prism Partners); Weintraub Capital Management, and Jerald M. Weintraub (referred to herein as the "Weintraub Reporting Persons"); and Fremont Partners, L.P. ("Fremont"), FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Purchaser II, Inc. ("F Purchaser") and Fremont Investors Inc. (referred to herein as the "Fremont Reporting Persons"). The Blum Reporting Persons, the Weintraub Reporting Persons and the Fremont Reporting Persons are collectively referred to herein as the "Reporting Persons." This Amendment No. 7 to Schedule 13D relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Kinetic Concepts, Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 8023 Vantage Drive, San Antonio, Texas 78230. This Amendment is being filed because the Reporting Persons, as previously described in Amendment No. 6, have formed a group with James R. Leininger, M.D.
("Dr. Leininger") for the purpose and as described below.

Item 2.  Identity and Background

                  Item 2 of the Schedule 13D is hereby amended as follows:

                  F Purchaser and B Purchaser are each special purpose entities formed solely for the purpose of entering into the Transaction Agreement and engaging in the transactions contemplated thereby. F Purchaser's principal place of business is 50 Fremont Street, Suite 3700, San Francisco, California 94105. B Purchaser's principal place of business is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

                  Dr. Leininger is the founder of the Issuer and has served as Chairman of the Issuer's Board of Directors since 1976. Dr. Leininger's principal business address is 8023 Vantage Drive, San Antonio, Texas 78230. Dr. Leininger is a citizen of the United States of America.

                  To the best knowledge of the Reporting Persons, Dr. Leininger has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

                  Item 3 of the Schedule 13D is hereby amended as follows:

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D

                  Dr. Leininger received the securities described in Item 5 below when the Issuer was founded in 1976 and at certain other times after the Issuer became a public company in 1988. Dr. Leininger has not purchased additional shares of Common Stock of the Issuer.

Item 4.  Purpose of the Transaction

                  Item 4 of the Schedule 13D is hereby amended as follows:

                  On September 8, 1997, the Blum Reporting Persons and the Fremont Reporting Persons submitted a final offer to acquire the Company. Confidential treatment from the Commission was requested for selected portions of the September 8, 1997 letter. That request for confidential treatment has been withdrawn and the complete text of the September 8 letter is attached hereto as Exhibit B.

                  Pursuant to the terms and conditions of a Transaction Agreement (as described below), dated as of October 2, 1997 (the "Transaction Agreement") among F Purchaser, B Purchaser (together with F Purchaser, the "Purchasers"), and the Issuer, the Purchasers will acquire the Issuer. Pursuant to the Transaction Agreement, the Issuer will make a cash tender offer (the "Offer") to acquire all the outstanding shares of its Common Stock for $19.25 per share (the "Per Share Amount"), net to the seller in cash, upon the terms and subject to the conditions of the Transaction Agreement and the Offer.

                  In furtherance of the transaction, the Purchasers will purchase 8,083,712 shares of Common Stock from the Issuer for the Per Share Amount immediately prior to the consummation of the Offer (the "Stock Purchase"). Fremont has provided the Issuer with a guarantee of the obligations of F Purchaser, subject to certain obligations.

                  Following the consummation of the Offer, the Purchasers will merge with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation. After the Merger, Fremont will own approximately 39.7% of the Issuer Common Stock, RCBA will own approximately 26.2% of the Issuer Common Stock and Dr. Leininger will own approximately 33.5% of the Issuer Common Stock. Certain members of management will own the remaining Issuer Common Stock.

                  The Transaction Agreement contains customary representations and warranties, covenants and termination provisions.

                  The Transaction Agreement may be terminated by the mutual written consent of each of the Purchasers and the Company or by either Purchaser or the Company if (i) the Stock Purchase has not been consummated by January 31, 1998 or (ii) the Merger has not been consummated by May 31, 1998. In addition, the Transaction Agreement may be terminated (i) by either Purchaser or the Issuer because the Issuer's Board of Directors has (a) withdrawn or modified its approval or recommendation of the Offer or (b) recommended another proposal or
(ii) by either Purchaser or the Issuer because of a breach by the Issuer of any of its material representations or warranties in the Transaction Agreement or the failure to perform any of its material covenants or agreements under the Transaction Agreement that causes a failure by

CUSIP NO. 49460W-01-0                                              SCHEDULE 13D

the Issuer to commence the Offer, accept any shares for payment or terminate the Offer. If the Transaction Agreement is terminated by either Purchaser or the Issuer because (i) any person shall have commenced, publicly proposed or communicated to the Company a proposal for a tender offer of 20% or more of the Issuer's outstanding shares, for a price greater than the Per Share Amount and within 12 months of such termination the transaction described herein shall have been consummated or (ii) for the reasons listed in clause (i)(a) or (b) in the previous sentence, then the Issuer will pay Purchasers a fee of $30 million and expenses not to exceed $2 million.

                  The Transaction Agreement contains customary conditions to the Stock Purchase and Merger including the truth and correctness of representations and warranties, compliance with all covenants and agreements contained in the agreement and receipt of officer's certificates. Additional conditions to the Stock Purchase include satisfaction of the conditions to the Offer and resignations of directors of the Issuer. The consummation of the Stock Purchase and shareholder approval are also conditions to the Merger.

                  The Transaction Agreement provides that the obligations of the Purchasers thereunder shall be joint and several.

                  The foregoing description is qualified in its entirety by the Transaction Agreement which is attached hereto as Exhibit C and incorporated by reference.

                  If the Merger is consummated as contemplated in the Transaction Agreement, then (i) each of the outstanding shares of the Issuer Common Stock (other than shares held in the treasury of the Issuer, shares owned by any subsidiary of the Issuer, shares owned by the Purchasers, certain shares held by the Reporting Persons and shares held by shareholders who have demanded and perfected dissenter's rights, if any, under Texas law) will be converted into the right to receive cash, (ii) the Issuer's Board of Directors will be replaced with a new board of directors, consisting of eight members, two of whom shall be Dr. Leininger and the Issuer's then current Chief Executive Officer, two of whom shall be directors appointed by F Purchaser, two of whom shall be directors appointed by B Purchaser and two or more of whom shall be independent directors who are not affiliated with Fremont or RCBA (see Item 5(c) below),
(iii) the Issuer will not pay a quarterly dividend (other than a quarterly cash dividend for the third quarter of fiscal year 1997), (iv) the Issuer Common Stock will no longer be listed on the NASDAQ National Market and (v) the registration of the Issuer Common Stock under Section 12(b) of the Exchange Act will be terminated.

                  Additionally, on October 2, 1997, Dr. Leininger made a gift of 1,000,000 shares of Issuer Common Stock to Covenant Foundation, Inc. and a gift of 1,000,000 shares of Issuer Common Stock to JCL Foundation.

                  Other than as set forth in this statement, none of the Reporting Persons presently has any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Schedule 13D, or any agreement regarding such matters, although they may in the future take actions that would have such consequences.

Item 5.  Interest in the Securities of the Issuer

                  Item 5 of the Schedule 13D is hereby amended as follows:

                  (a)(b) According to the Issuer, there were 42,636,016 shares of Issuer Common Stock outstanding as of October 2, 1997. Based on such information Dr. Leininger reports that he has direct ownership of 17,856,366 shares equalling approximately 41.88% of the Issuer's outstanding stock. Of the directly owned shares, 555,000 are subject to options granted by Dr. Leininger

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D

                  Dr. Leininger and the Reporting Persons expressly disclaim beneficial ownership of 27,572 shares held by him as trustee for the children of Peter A. Leininger, M.D., 1,160,125 shares held by the JCL Foundation, 107,500 shares held by the PAL Foundation, 40,000 shares held by the Children's Covenant Foundation and 2,221,833 shares held by the Covenant Foundation. Dr. Leininger is on the Board of Directors of each of such foundations. However, all of such shares are reported herein as being beneficially owned (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Dr. Leininger and the Reporting Persons. Accordingly, the total number of shares of Issuer Common Stock beneficially owned by Dr. Leininger, including those shares beneficially owned by the Reporting Persons, is 25,453,646, representing approximately 59.70% of the Issuer's outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  A.       Transaction Agreement

                           On October 2, 1997, the Purchasers and the Issuer
entered into the Transaction Agreement as discussed in Item 4 above. Pursuant to the Transaction Agreement, prior to the consummation of the Offer, the Purchasers will consummate the Stock Purchase, generating approximately $155,611,456 in funds for the Issuer. The Issuer will use these funds to purchase shares pursuant to the Offer and pay shareholders in the Merger. Additional funds will be obtained from a senior credit facility in an aggregate amount of $530,000,000 arranged by the Purchasers on behalf of the Issuer through Bank of America National Trust and Savings Association and the proceeds from a subordinated notes offering in an aggregate amount of $200,000,000 underwritten by BT Alex. Brown Incorporated or, in the alternative, funds in an amount of $200,000,000 in the form of an unsecured senior subordinated bridge loan arranged by Purchasers on behalf of the Issuer through Bankers Trust New York Corporation. A copy of the commitment letter delivered to the Issuer with respect to the senior credit facility is attached hereto as Exhibit D. A copy of the engagement letter delivered to the Issuer with respect to the subordinated notes offering is attached hereto as Exhibit E. A copy of the commitment letter delivered to the Issuer with respect to the unsecured senior subordinated bridge loan is attached hereto as Exhibit F.

                  B.       Shareholder Support Agreement

                           On October 2, 1997, the Purchasers, the Issuer and
Dr. Leininger entered into a Shareholder Support Agreement (the "Support Agreement"). Pursuant to the Support Agreement, Dr. Leininger has agreed to tender 13,792,211 shares of Issuer Common Stock owned or controlled by him pursuant to the Offer. In addition, Dr. Leininger has agreed to grant to Purchasers an option to purchase from Dr. Leininger, at the Per Share Amount, 4,200,000 shares of Issuer Common Stock owned or controlled by Dr. Leininger. The stock option shall expire upon the earlier of (i) the 180th day following the termination of the Transaction Agreement if the Transaction Agreement is terminated because the Issuer (a) withdraws or modifies its approval or recommendation of the Offer or (b) recommends another proposal or (ii) the consummation of the Merger.

                           The Support Agreement further provides that Dr.
Leininger will vote and thereby grants to Purchasers a proxy to vote any shares owned by him (i) in favor of the adoption of the Transaction Agreement and approval of the Merger and other transactions contemplated by the Transaction Agreement,

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D

(ii) against any other acquisition proposal and (iii) in favor of any other matter relating to the consummation of the transactions contemplated by the Transaction Agreement.

                           Dr. Leininger's transfer and voting obligations under
the Shareholder Support Agreement shall terminate upon the earlier of (i) the date of termination of the Transaction Agreement for any reason or (ii) the consummation of the Merger.

                           Fremont and RCBA entered into a letter agreement that
provides that if the Transaction Agreement is terminated under certain circumstances, Fremont and RCBA will be released from any restrictions on purchasing any assets or securities of the Issuer. The foregoing description is qualified in its entirety by the letter agreement which is attached hereto as Exhibit G.

                           The foregoing description is qualified in its
entirety by the Support Agreement which is attached hereto as Exhibit H and incorporated herein by reference.

                  C.       Agreement Among Bidders

                           On October 2, 1997, Fremont and RCBA entered into an
agreement (the "Agreement Among Bidders") governing the respective obligations and relationship of each party in connection with the Transaction Agreement and the transactions contemplated thereby. The Agreement Among Bidders provides that Fremont and RCBA will (i) confer on all decisions relating to the transactions and reach all decisions jointly, (ii) be responsible for all funding for the transactions and (iii) assume joint and several liability, if any, relating to the transactions.

                           The foregoing description is qualified in its
entirety by the Agreement Among Bidders which is attached hereto as Exhibit I and incorporated herein by reference.

                  D.       Agreement Among Shareholders

                           Fremont, RCBA and Dr. Leininger have agreed to enter
into an agreement upon the consummation of the Offer (the "Agreement Among Shareholders") governing the respective obligations and relationship of each party as shareholders of the Issuer. The Agreement Among Shareholders provides that until six months after a public offering of Issuer Common Stock, Fremont, RCBA and Dr. Leininger will not sell, transfer, pledge or hypothecate any shares of the Issuer then held by them, subject to certain exceptions. In particular, Dr. Leininger is permitted to make any transfers of up to 10.5% of the Issuer's then outstanding Common Stock.

                           The Agreement Among Shareholders provides that (i) if
either Fremont, RCBA or Dr. Leininger wish to sell shares, then such party shall offer to include in the proposed sale certain shares of Common Stock designated by any of the other parties and (ii) if Fremont and RCBA propose to sell all (but not less than all) of the Common Stock they own, then Fremont and RCBA may require Dr. Leininger to include in such sale all of the Common Stock held by him, unless he holds less than 10%. Pursuant to the agreement, the Issuer grants to each of Fremont, RCBA and Dr. Leininger the preemptive right, exercisable under certain conditions, to purchase shares of the Issuer on an amount up to the percentage of all outstanding fully diluted stock of the Issuer owned by such party.

                           At any time after the fifth anniversary of the
agreement, if there has not been a public offering of the Issuer's Common Stock, Fremont, RCBA or Dr. Leininger may request that the Issuer register at least 33% of the shares of Common Stock held by such party. In addition, each party will have the right to request additional registration of at least 33% of the shares of Common Stock then held by such party at any time after one year, but before three years, following the completion of a public offering of the Issuer's Common Stock. If the Issuer shall proceed with a filing of a registration statement in connection with the Issuer's proposed offer and sale of Common Stock, the Issuer will notify Fremont, RCBA and Dr. Leininger and shall include in such registration the number of shares requested by such parties.

                           The Agreement Among Shareholders further provides
that until there is a public offering of Issuer stock, Fremont, RCBA and Dr. Leininger will take all steps to insure that the Board of Directors of the Issuer shall have eight members and that the Nominating Committee of the Board of Directors will consist of Dr. Leininger, one director designated by Fremont and one director designated by RCBA. The eight-member board will consist of Dr. Leininger, the Issuer's then current Chief Executive Officer, two persons designated by Fremont, two persons designated by RCBA and two or more independent directors designated by the Nominating Committee.

CUSIP NO. 49460W-01-0                                               SCHEDULE 13D

                           The foregoing description is qualified in its
entirety by the Agreement Among Shareholders which is attached as Exhibit C to the Transaction Agreement, attached hereto as Exhibit C, and incorporated herein by reference.

                  E.       Agreement of Prism Partners to Tender Shares

                           Prism Partners has agreed with the Blum Reporting
Persons and the Fremont Reporting Persons to tender 130,000 shares of Issuer Common Stock of the 250,000 shares of Issuer Common Stock controlled by Prism Partners into the Offer. Such agreement has not yet been reduced to writing.

Item 7.  Material to be Filed as Exhibits
         --------------------------------
                                                                            Page
                                                                            ====

Exhibit A         Joint Filing Undertaking

Exhibit B         Letter dated September 8, 1997 from Richard C. Blum &
                  Associates, L.P. and Fremont Partners to Mr. Mark R.
                  Klausner, Alex. Brown & Sons, Inc.

Exhibit C         Transaction Agreement, dated as of October 2, 1997 among
                  Fremont Purchaser II, Inc., RCBA Purchaser I, L.P. and the
                  Issuer.

Exhibit D         Commitment Letter, dated October 1, 1997 from Bank of America
                  National Trust and Savings Association, BancAmerica Robertson
                  Stephens, Bankers Trust Company and BT Alex. Brown
                  Incorporated.

Exhibit E         Engagement Letter, dated October 1, 1997, from BT Alex. Brown
                  Incorporated and BancAmerica Robertson Stephens.

Exhibit F         Commitment Letter, dated October 1, 1997, from Bankers Trust
                  New York Corporation and Bank of America National Trust and
                  Savings Association.

Exhibit G         Letter Agreement, dated as of October 2, 1997, among Fremont,
                  RCBA and the Issuer.

Exhibit H         Shareholder Support Agreement, dated as of October 2, 1997 among F Purchaser, B Purchaser and Dr. Leininger.

Exhibit I Agreement Among Bidders, dated as of October 2, 1997 between Fremont and RCBA.

 CUSIP NO. 49460W-01-0                                              SCHEDULE 13D

                                   SIGNATURES

After reasonable inquiry and to the best or our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 1997



RICHARD C. BLUM & ASSOCIATES, L.P.       RICHARD C. BLUM & ASSOCIATES, INC.

By  /s/ Murray A. Indick                 By  /s/ Murray A. Indick
    ------------------------------           -----------------------------------

Murray A. Indick                         Murray A. Indick
Managing Director                        Managing Director, General Counsel
  and General Counsel                      and Secretary

STINSON CAPITAL PARTNERS, L.P.           By  /s/ Murray A. Indick
                                             -----------------------------------
BK CAPITAL PARTNERS IV, L.P.             RICHARD C. BLUM

By  Richard C. Blum & Associates,        By  Murray A. Indick,
  L.P., its General Partner              Attorney-in-Fact

By  /s/ Murray A. Indick                 THE CARPENTERS PENSION TRUST FOR
    ------------------------------       SOUTHERN CALIFORNIA

Murray A. Indick
Managing Director                        UNITED BROTHERHOOD OF CARPENTERS
and General Counsel                      AND JOINERS OF AMERICA LOCAL UNIONS
                                         AND COUNCILS PENSION FUND
PRISM PARTNERS I, L.P.                   INSURANCE COMPANY SUPPORTED
                                         ORGANIZATIONS PENSION PLAN
By  Weintraub Capital Management,
  its General Partner
                                         By  Richard C. Blum & Associates, L.P.,
By  /s/ Jerald M. Weintraub                its Investment Advisor
    ------------------------------
Jerald M. Weintraub
Managing General Partner                 By  /s/Murray A. Indick
                                             -----------------------------------
                                         Murray A. Indick
WEINTRAUB CAPITAL MANAGEMENT             Managing Director
                                           and General Counsel
By  /s/ Jerald M. Weintraub
    ------------------------------
Jerald M. Weintraub,                     RCBA PURCHASER I, L.P.
Managing General Partner                 By  Richard C. Blum & Associates, L.P.,
                                           its General Partner

                                         By  /s/ Murray A. Indick
/s/ Jerald M. Weintraub                  -----------------------------------
----------------------------------       Managing Director
JERALD M. WEINTRAUB                        and General Counsel



                            [CONTINUED ON NEXT PAGE]

 CUSIP NO. 49460W-01-0                                              SCHEDULE 13D

FREMONT PARTNERS, L.P.
FP ADVISORS
FREMONT GROUP, L.L.C.
FREMONT INVESTORS, INC.
FREMONT PURCHASER II, INC.

By  /s/ R.S. Kopf
    --------------------------------
R.S. Kopf
Executive Officer or Executive
Officer of a Partner of each
Fremont Reporting Person

By /s/ James R. Leininger, M.D.
   ---------------------------------
JAMES R. LEININGER, M.D.